RUBICON

 MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL:  RMX                                                                                                                                                                                 MARCH 10, 2003

OTCBB – SYMBOL: RUBIF                                                                                                                                                                                                                                    PR03-09

RUBICON ACQUIRES RIGHTS TO LARGE PORTFOLIO OF PROPERTY INTERESTS
IN RED LAKE DISTRICT, ONTARIO

- Royalty interests, cash plus share payments and payback projected within two years -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) is pleased to announce that the Company has acquired rights to property and contractual interests in a portfolio of 63 mineral properties, mainly in the Red Lake district of Ontario, from prospector/entrepreneur Perry English. The terms of the acquisition grant to Rubicon certain rights to all payments, receivable by English, from the mineral properties. Currently, the properties are optioned to 21 different exploration companies including Rubicon.

Scheduled cash and share payments on the package of optioned properties exceed $580,000 in 2003, including more than $360,000 in cash payments. The optioned properties are currently in various stages of exploration.  In addition to these payments, and to the extent a discovery is made and production is realized from the properties, applicable royalties will then be payable to Rubicon.

Highlights of the acquisition include:

•

Portfolio includes 14 properties currently under option to Rubicon in the Red Lake gold camp

•

Scheduled 2003 option payments in cash of more than $360,000

•

Scheduled 2003 option payments in shares valued at an estimated at $220,000

•

Rubicon acquires underlying agreements and royalties including those on 14 of its own projects

David Adamson states: “We have completed another step in our strategy to control the major land package and to capitalize on opportunities in the prolific Red Lake gold camp. Over the past six years, we have established ourselves as the largest landholder in the Red Lake camp with over 268 square kilometres of land and quality exploration projects. With this latest portfolio acquisition, we will control the underlying agreements to properties optioned to several of our competitors.  Our shareholders will be exposed directly to drill-intensive exploration programs by Rubicon, expected to total over 100,000 feet of drilling in 2003 and, indirectly, to considerable exploration and drilling by many of our competitors.”

Perry English is one of the most successful prospector/entrepreneurs on the Canadian exploration scene. Over the last number of years, Mr. English has consistently realized significant cash flow as well as share payments as part of his option agreements to third parties. He has also been granted royalties in properties located mainly in the Red Lake district of Ontario, an area which has been the primary focus of exploration for Rubicon for the past six years. As part of the acquisition, Mr. English has agreed to provide exclusive services to Rubicon for a minimum of two years during which time he will pursue additional property acquisitions for the Company.

The property interests have been acquired, subject to regulatory approval, for a cash payment of $500,000 and issuance of 250,000 shares of Rubicon. In addition, Mr. English will be paid a total of $75,000 for each full year of consultancy to the Company for a minimum of the next two years and a further two years at his election. Mr. English will also be entitled, for a period of six years, to a bonus on any annual gross income generated by Rubicon from the property interests in excess of $150,000, payable as follows: 10% for gross income between $150,000 and $300,000, 15% for the subsequent $50,000 in gross income, 17.5% for the subsequent $100,000 in gross income and 20% for the subsequent $400,000 of gross income, up to a gross income of $850,000. Gross income generated from the property interests is  calculated on the basis of actual cash receipts plus, in respect of future share receipts, 75% of  deemed share value. Roman Friedrich & Company, an independent financial advisor, provided financial advice to Rubicon in connection with this transaction.

Except for existing Rubicon properties, certain of the acquired property interests situated in the Red Lake gold camp may be subject to an area of influence provision with AngloGold.

Rubicon Minerals Corporation is currently carrying out a 75,000 foot exploration program on several properties within its 268 square kilometre land holdings in the prolific Red Lake gold camp of Ontario. Included in Rubicon’s Red Lake holdings is the 100% controlled flagship McFinley Gold Project, from which the Company has reported high-grade intercepts including 21.26 oz/ton gold over 1.15 feet and 1.85 oz/ton over 1.96 feet.

RUBICON MINERALS CORPORATION

“David W. Adamson”

_____________________________________

David W. Adamson, President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rogers.com

Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements.